Mail Stop 3561

July 27, 2007

Mr. Gerald Lau, President and CEO
Biopack Environmental Solutions, Inc.
18/F Metroplaza Tower II
223 Hing Fong Road,
Kwai Chung, New Territories
Hong Kong

> **Re: Biopack Environmental Solutions, Inc.**
> **Form 8-K filed April 2, 2007**
> **Form 10-QSB for the Fiscal Quarter ended March 31, 2007**
> **File No. 000-29981**

Dear Mr. Lau:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed April 2, 2007

1. We note your disclosure that the merger will be treated as a reverse acquisition transaction. In a merger accounted for as a reverse acquisition, a change in accountants occurs unless one accountant audited the financial statements of both parties to the merger. The accountant who is no longer associated with the continuing entity is considered the predecessor accountant. We note that the financial statements of Roots Biopack Group Limited were audited by Dominic K.F. Chan & Co, and that Gruber & Company LLC audited Biopack Environmental Solution's financial statements prior to the merger. Accordingly,

it appears that a change in your registered accounting firm from Gruber & Company LLC to Dominic K.F. Chan & Co. has occurred in conjunction with the reverse merger. Please file an Item 4.01 Form 8-K reporting this event, providing all disclosures required by Item 304 of Regulation S-B, including a letter from the former accountant indicating whether the firm agrees with your Item 304 disclosures or the extent to which it does not agree.

2. We note that Dominic K.F. Chan & Co. is serving as the principal auditor for Roots Biopack Group Limited. The audit firm Dominic K.F. Chan & Co. is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements *prior* to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at the following location for additional information: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976. We may be unable to accept a report issued by Dominic K.F. Chan & Co. until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, Dominic K.F. Chan & Co. should inquire with Kevin Stout in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of Dominic K.F. Chan & Co.'s plans to complete this process.

Form 10-QSB for the Fiscal Quarter ended March 31, 2007

Part I, Item 1 - Financial Statements

3. We note that the majority of your disclosures describe the transaction with Roots Biopack Group Limited as a reverse acquisition where Roots Biopack Group Limited is considered the accounting acquirer. However, we note that the financial statements appear to reflect only certain elements of a transaction accounted for as a reverse merger recapitalization. In a reverse merger between a private operating company and a public shell company, the net book value of the assets and liabilities of the operating company are combined with the assets and liabilities of the shell company and no goodwill is recognized. The accumulated

deficit of the operating company is brought forward and the accumulated deficit of the shell company is eliminated against additional paid-in capital. Common stock outstanding and loss per share for periods prior to the merger are retroactively restated (recapitalization) to give effect to the exchange ratio inherent in the merger. Finally, the pre-merger financial statements of the operating company become the historical financial statements of the combined entity. We note that while the financial statements appear to consist primarily of the historical financial statements of the operating company, the accumulated deficit is based on that of the shell company rather than the operating company, and earnings per share has not been retroactively restated. In addition, we note that the financial statements include discontinued operations in 2006, which appear to relate to the shell company rather than the operating company. Please revise the financial statements accordingly or advise. Disclose the basis of presentation including the material terms of the reverse acquisition in a note to the financial statements.

4. Please delete the balance sheet as of December 31, 2006 presented here or revise to present the balance sheet of the operating company (Roots Biopack Group) as of December 31, 2006, consistent with the presentation on page 46 of the Form 8-K filed on April 2, 2007. Since the financial statements become those of the operating company in a reverse merger recapitalization, it would appear that the balance sheet for periods prior to the merger should be that of the operating company. Please revise or advise.

5. Please revise to provide a statement of changes in stockholders' equity to disclose the material changes that affected the equity accounts as a result of the recapitalization. Refer to Instruction 2 of Item 310(b) of Regulation S-B.

Notes to Consolidated Financial Statements, page 6

6. Please disclose the contingencies relating to the ownership of shares disclosed in Item 5 - Other information and discuss its projected impact on your operations in MD&A as appropriate.

Part I, Item 3 – Controls and Procedures, page 31

7. We note that your disclosure regarding changes in internal controls does not comply with the requirements of Item 308(c) of Regulation S-B. Please revise to state whether there were any changes in your internal control over financial reporting that occurred during the most recent fiscal quarter.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan at (202) 551-3388 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies